

May 8, 2015

Venkat Nallapati
Chief Executive Officer
AdeptPros Inc.
14301 87th Street, Suite 110
Scottsdale, AZ 85260

> **Re:** **AdeptPros Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-195995**
> **Filed April 24, 2015**

Dear Mr. Nallapati:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to the letter dated April 16, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 6- Subsequent Events, page F-6

1. We note your revised disclosure in response to prior comment 6, indicates that you have reviewed all material events "through the date of this report." Revise to disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1. Noting "date of this report" is not sufficient.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.   We note your expanded disclosure on page 24 in response to the second bullet point of prior comment 7. Your statement that any PCS was de minimis and therefore no allocation has been made is not fully clear to us. Please provide us with your analysis that supports how you met each of the conditions in FASB ASC 985-605-25-71. Also refer to FASB ASC 985-605-25-72 and 25-73.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the three and nine months ended December 31, 2014 and 2013

Provision for Income Taxes, page 30

3.   Your expanded disclosure in response to prior comment 8 indicates that you recognized a tax benefit for the three months ended December 31, 2014, among other periods. Your statement of operations on page F-2 appears to show a tax expense for this period. Please advise.

Liquidity and Capital Resources, page 33

4.   We note your expanded disclosures in response to prior comment 9. It continues to appear that your disclosures do not provide a detailed discussion and analysis of operating cash flows for the year ended March 31, 2014 as well as for the nine months ended December 31, 2014. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to guidance in Section IV.B.1 of SEC Release 33-8350.

You may contact Ryan Rohn, Staff Accountant, at (202) 551- 3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: <u>Via E-mail</u>
       Gregg E. Jaclin, Esq.
       Szaferman, Lakind, Blumstein & Blader, PC